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As filed with the Securities and Exchange Commission on November 12, 2004

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

Prudential Public Limited Company
Laurence Pountney Hill, London EC4R 0HH, England

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

...........................N/A...........................

Prudential plc Result of Equity Issue. 11 November 2004

        Successful placement of the rights issue rump

        Following the announcement earlier today that Prudential plc ("Prudential") had received valid acceptances in respect of 310,221,770 new Prudential shares, representing approximately 92.00% of the total number of new Prudential shares offered to shareholders pursuant to the 1 for 6 rights issue announced by Prudential on 19 October 2004 (the "Rights Issue"), Prudential now announces that, in accordance with the arrangements set out in Part III of the Rights Issue prospectus dated 19 October 2004, subscribers have today been procured for the remaining 26,993,927 new Prudential shares for which valid acceptances were not received, at a price of 419 pence per share.

        The net proceeds from the sale of these new Prudential shares amounting, after deduction of the Rights Issue price of 308 pence per share and relevant costs, to 110 pence per share, will be paid to shareholders who have not taken up their entitlements, pro rata to their lapsed provisional allotments. As a result of the sale of these shares, neither the underwriters nor the sub-underwriters will be required to subscribe for any new Prudential shares.

        The Rights Issue was underwritten by UBS Investment Bank, Cazenove & Co. Ltd and Goldman Sachs International.

Enquiries:

Media Geraldine Davies Clare Staley	020 7548 3911 020 7548 3719
Investors/Analysts Rebecca Burrows Marina Lee-Steere	020 7548 3537 020 7548 3511
Advisers UBS Investment Bank Kevin McLoughlin Phil Shelley	020 7568 1000
Cazenove & Co. Ltd John Paynter Tim Wise	020 7588 2828
Goldman Sachs International Karen Cook Matthew Westerman	020 7774 1000

        Each of UBS Limited, Cazenove & Co. Ltd and Goldman Sachs International is acting for Prudential plc and no-one else in connection with the Rights Issue and will not be responsible to anyone other than Prudential plc for providing the protections afforded to each of their respective clients or for providing advice in relation to the Rights Issue or any other matters referred to in this announcement.

        Prudential plc is not affiliated with Prudential Financial, Inc., the ultimate holding company of Prudential Insurance Company of America.

        This announcement is not for release, publication or distribution, directly or indirectly, in whole or in part, in or into the United States (including its territories and possessions, any state of the United States and the District of Columbia). This announcement is not an offer of securities for sale into the

United States or in any jurisdiction in which such an offer or solicitation is unlawful. The securities referred to in this announcement have not been and will not be registered under the US Securities Act of 1933, as amended, and may not be offered or sold in the United States, absent registration or an applicable exemption from registration. No public offering of the securities will be made in the United States.

        This announcement does not constitute or form any part of, and should not be construed as, an offer to sell, or the solicitation of an offer to subscribe for, underwrite or acquire the new shares being issued in connection with the Rights Issue. The new shares have not been, and will not be, registered under the applicable securities laws of France, Canada, New Zealand, Switzerland, Spain, Japan or South Africa. Accordingly, unless an exemption under any applicable laws is available, the new shares may not be offered, sold, transferred, taken up or delivered, directly or indirectly, in France, Canada, New Zealand, Switzerland, Spain, Japan or South Africa or any other country outside the United Kingdom where such distribution may otherwise lead to a breach of any law or regulatory requirement.

        This announcement and the information contained herein is not for release, publication or distribution in or into France, Canada, Spain, Japan, Switzerland, New Zealand or South Africa.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRUDENTIAL PUBLIC LIMITED COMPANY
By:	/s/ JOHN PRICE
Name:	John Price
Title:	Deputy Group Secretary
Date:	November 12, 2004

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Prudential plc Result of Equity Issue. 11 November 2004
SIGNATURE